SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 18)




                         AMERICAN FILTRONA CORPORATION
                                (Name of Issuer)



                                  COMMON STOCK
                         (Title of Class of Securities)


                                   026042101
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement:

1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
    Persons

    R. H. Bunzl      ###-##-####

2)  Check the appropriate Box if a Member of a Group

    (a)

    (b)


3)  SEC Use Only


4)  Citizenship or Place of Organization   U.S.


Number of       (5)  Sole Voting Power       247,189
Shares Bene-
 ficially       (6)  Shared Voting Power     80,424
Owned by

Each Repor-     (7)  Sole Dispositive Power  247,189
 ting Person
With            (8)  Shared Dispositive Power  80,424


9)  Aggregate Amount Beneficially Owned by Each Reporting Person:    327,613

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares


11)  Percent of Class Represented by Amount in Row (9)   8.73%


12)  Type of Reporting Person  IN



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



Item 1(a)                  Name of Issuer:
                           --------------

                           AMERICAN FILTRONA CORPORATION

Item 1(b)                  Address of Issuer's Principal Executive Offices:
                           -----------------------------------------------

                           3951 Westerre Parkway, Suite 300, Richmond,
                           Virginia 23233

Item 2(a)                  Name of Person Filing:
                           ---------------------

                           R. H. Bunzl

Item 2(b)                  Address  of  Principal  Business  Office or, if
                           -----------------------------------------------
                           none, residence:
                           ---------------

                           5540 Falmouth Street, Suite 305, Richmond,
                           Virginia 23230

Item 2(c)                  Citizenship:
                           -----------

                           U.S.

Item 2(d)                  Title of Class of Securities:
                           ----------------------------

                           Common Stock

Item 2(e)                  CUSIP Number:
                           ------------

                           026042101

Item 3                     If this statement is filed pursuant to rule 13d-
                           ------------------------------------------------
                           1(b) or 13d-2(b), check whether the person filing
                           -------------------------------------------------
                           is a:
                           ----

                           Not applicable.

Item 4                     Ownership:
                           ---------

                           (a)   Amount Beneficially Owned:  327,613*

                           (b)   Percent of Class:       8.73%

                           (c)   Number of shares as to which such person has:

                                   (i)       sole power to vote or
                                             direct the vote - 247,189

                                  (ii)       shared power to vote or to
                                             direct the vote - 80,424*


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



                                    (iii)            sole power to dispose of or
                                                     to direct the disposition
                                                     of - 247,189

                                     (iv)            shared power to dispose of
                                                     or to direct the
                                                     disposition of - 80,424*

------------------

* The filing of this statement shall not be construed as an admission that R. H. Bunzl is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 80,424 shares described in Item 4(c)(ii) and (iv). See Item 6 below.

Item 5                     Ownership of Five Percent or Less of a Class:
                           --------------------------------------------

                           Not applicable.

Item 6                     Ownership of More than Five Percent on Behalf of
                           ------------------------------------------------
                           Another Person:
                           --------------

                           Of the 80,424 shares described in Item 4(c)(ii) and
                           (iv) above, an aggregate of 80,000 shares are held in two trusts for the benefit of Esther M. Bunzl (R. H. Bunzl's wife) and others, the voting and investment power of which is shared by Sovran Bank, N.A., as trustee, and Esther M. Bunzl and Edmund A. Reynolds, Jr., as trust committee members; and the remainder of which are held by Esther M. Bunzl.

Item 7                     Identification and Classification of the Subsidiary
                           ---------------------------------------------------
                           Which Acquired the Security Being Reported on by the
                           ----------------------------------------------------
                           Parent Holding Company:
                           -----------------------

                           Not applicable.

Item 8                     Identification and Classification of Members of
                           -----------------------------------------------
                           the Group:
                           ---------

                           Not applicable.


Item 9                     Notice of Dissolution of Group:
                           ------------------------------
                           Not Applicable

Item 10                    Certification:
                           -------------

                           Not applicable.

Signature:
---------

                           After reasonable inquiry to the best of my knowledge
and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         February  12, 1997
                                                         ------------------
                                                              Date


                                                         /s/ R. H. Bunzl
                                                         ---------------
                                                            Signature


                                                             R. H. Bunzl
                                                         ---------------
                                                             Name/Title



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